ANDREW I. TELSEY, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112
Telephone: 303/768-9221 – Facsimile: 303/768-9224 – E-Mail: aitelsey@cs.com

October 3, 2007

VIA:	EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn; Brigitte Lippmann, Esq.

RE:	Amiworld, Inc.;
Amendment No. 4 to Form SB-2;
SEC File No. 333-143566

Dear Ms. Lippmann:

Filed electronically on behalf of Amiworld, Inc. (the “Registrant” or “Company”) is Amendment No. 4 to the Form SB-2 (the “Amendment”), submitted in response to the Staff’s written comments of October 1, 2007. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.

Summary Financial Data

(page 6)

Comment No. 1

Please see the changes to the “net loss” row under caption “SELECTED FINANCIAL DATA” on page 6.

Securities and Exchange Commission

October 3, 2007

Results of Operations

(page 22)

Comment No. 2

Please see the changes to the second paragraph under “Comparison of Results of Operations for the six month period ended June 30, 2007 and 2006” caption on page 22.

Consolidated Statement of Cash Flows

(page F-4)

Comment No. 4

Please see the revisions to the auditor’s opinion letter, 2005 statement of cash flows, and footnote 8 to the financial statements.

Based on the foregoing responses to the staff’s letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, an effective date of Thursday, October 4, 2007, or as soon thereafter as practicable, is appropriate. If we are advised that the staff has no further comments to the Registration Statement, the undersigned will file a letter withdrawing the previous Request for Acceleration of Effectiveness and include a new request consistent herewith.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client

AIT/ddk